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EXHIBIT 99

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES PRICING OF
CDN.$265 MILLION OF LONG-TERM DEBENTURES

December 16, 2004, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.SV.B; NYSE: MIM) ("MID") today announced the pricing of its offering of Cdn.$265 million aggregate principal amount of its 6.05% Senior Unsecured Debentures Series 1 due December 22, 2016. The debentures are to be issued to the public at a price of Cdn.$995.70 per Cdn.$1,000 principal amount. The debentures will be senior unsecured obligations of MID and will rank equally with all of MID's existing and future senior unsecured indebtedness. The offering of the debentures is expected to close on December 22, 2004, subject to customary closing conditions.

The sale of the debentures is the first offering by MID under a base shelf prospectus dated March 19, 2004 filed with Canadian regulatory authorities. The offering was led by BMO Nesbitt Burns Inc., with a syndicate comprised of TD Securities Inc., Merrill Lynch Canada Inc. and RBC Dominion Securities Inc.

MID intends to use the net proceeds from the offering of the debentures to fund ongoing construction projects with Magna International Inc., to fund its obligations under the recently-announced project financing for the reconstruction of facilities at Gulfstream Park race track in Florida and The Meadows race track and slot facility in Pennsylvania, and for general corporate purposes.

The debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and, accordingly, may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements. This press release is not an offer to sell the debentures or a solicitation of an offer to purchase the debentures in the United Sates.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

Forward-Looking Statements

The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "may", "would", "could", "will", "likely, "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

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PRESS RELEASE